Exhibit 12.1
Reckson Operating Partnership, L.P
Ratios of Earnings to Fixed Charges
(Dollars in Thousands)

	Years Ended December 31,
	2017	2016	2015	2014	2013

Earnings
Income from continuing operations	$355,661	$305,700	$263,731	$193,613	$208,004
Joint venture cash distributions	68,213	34,050	37,080	106,269	23,868
Interest	123,974	109,222	119,360	129,427	133,853
Amortization of interest capitalized	—	—	64	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	22,434	(847)	(1,264)	(1,424)	(1,063)
Amortization of loan costs expensed	9,313	7,918	7,519	7,810	8,460
Portion of rent expense representative of interest	16,156	16,728	17,246	20,731	27,227
Preferred units dividend requirements of consolidated subsidiaries	(3,819)	(3,821)	(1,698)	—	—
Total earnings	$591,932	$468,950	$442,038	$456,426	$400,349

Fixed Charges
Interest	$123,974	$109,222	$119,360	$129,427	$133,853
Interest capitalized	533	1,171	1,107	3,753	—
Amortization of loan costs expensed	9,313	7,918	7,519	7,810	8,460
Portion of rent expense representative of interest	16,156	16,728	17,246	20,731	27,227
Total fixed charges	$149,976	$135,039	$145,232	$161,721	$169,540

Ratio of earnings to combined fixed charges	3.95	3.47	3.04	2.82	2.36

The ratios of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purpose of calculating the ratios, the earnings have been calculated by adding fixed charges to income from continuing operations before adjustment for noncontrolling interests plus distributions from unconsolidated joint ventures, excluding gains or losses from sale of property and gains and losses on equity investment. With respect to Reckson Operating Partnership, L.P., fixed charges consist of interest expense including the amortization of debt issuance costs and rental expense deemed to represent interest expense.